February 20, 2015

VIA EDGAR

Amanda Ravitz, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Great Basin Scientific, Inc.
Registration Statement on Form S-1
File No. 333-201596

Dear Ms. Ravitz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as placement agent of the proposed offering, hereby joins the request of Great Basin Scientific, Inc. that the effective date of the above-referenced Registration Statement on Form S-1 be declared effective at 4:00 p.m. (Washington, D.C. time) on Tuesday, February 24, 2015, or as soon as practicable thereafter.

In connection with the proposed offering of the Company’s securities, copies of the preliminary prospectuses dated February 18, 2015 were distributed to the following persons in the following approximate amounts:

To Whom Distributed	Number of Copies
Institutions	51
Selected Dealers	31
Individuals	519

Total	601

We have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Sincerely, Dawson James Securities, Inc.

By:	/s/ Robert D. Keyser, Jr.
Name:	Robert D. Keyser, Jr.
Title:	Chief Executive Officer